UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-38429

Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Explanatory Note

We published an announcement dated November 14, 2024 pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to a payment services agreement, a cloud services agreement and certain collaboration agreements we entered into with associates of Tencent.

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Tencent and its associates are connected persons of us, and the transactions contemplated under the above agreements constitute continuing connected transactions.

The complete announcement is attached as Exhibit 99.1 to this current report on Form 6-K.

Exhibit Index

Exhibit 99.1 – Announcement – Continuing Connected Transactions

Exhibit 99.2 – Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BILIBILI INC.

By	:	/s/ Xin Fan
Name	:	Xin Fan
Title	:	Chief Financial Officer

Date: November 14, 2024